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                                                                     EXHIBIT 99


RESPONSE TECHNOLOGIES, INC. ANNOUNCES
REVERSE STOCK SPLIT; MOVE TO NASDAQ NATIONAL
MARKET; NAME CHANGE; ENGAGEMENT OF SMITH BARNEY;
AND PLANS TO ACQUIRE PHYSICIAN PRACTICES



MEMPHIS, TENNESSEE (October 23, 1995) --Response Technologies, Inc. today announced plans to effect a one-for-five reverse stock split of its common stock; delist its common stock from the American Stock Exchange (AMEX:RTK) and begin trading on the Nasdaq National Market under the symbol ROIX starting Thursday, October 26, 1995; and change its name from "Response Technologies, Inc." to "Response Oncology, Inc." The aforementioned reverse stock split and name change are contingent upon approval by a majority of shareholders at a Special Meeting of Shareholders to be held on November 1, 1995, and pending such approval will take effect November 2, 1995. In addition, the Company announced that it has retained Smith Barney Inc. to assist in the development of a physician practice acquisition and management strategy, including the development of financing alternatives for such contemplated acquisitions.

William H. West, M.D., CEO, stated "The reverse stock split and the move to the Nasdaq National Market help to better position the Company with respect to the capital markets. The name change to Response Oncology reflects the focus of the Company. More importantly, we are very excited by the prospects of expanding our relationships with some of our oncologists in the high dose chemotherapy programs to include acquisition and management of their practices. Response's data collection, analysis and outcomes reporting relative to advanced cancer therapies provides a natural segue into information management of the full spectrum of cancer care. These disease management capabilities will provide a significant competitive advantage to our groups in winning managed care contracts." Dr. West continued "We have entered into a letter of intent to purchase and manage the assets of a leading oncology-hematology paractice, and we expect that further acquisitions will be forthcoming. The Company is currently evaluating means of optimally financing these acquisitions, and it is contemplated that such acquisitions will be financed through combinations of cash, debt, and equity. However, there are no assurances that the Company will successfully consummate the acquisition of this or any additional practices." Dr. West concluded "We are affiliated with over 300 oncologists in 21 states through our stem cell program, presenting us with an entree to potential acquisition relationships."

Response Technologies owns and operates a network of specialized outpatient treatment centers, or IMPACT(R) Centers, which provide advanced cancer treatment services under the direction of practicing oncologists.

The common stock of Response Technologies, Inc. is currently traded on the American Stock Exchange (AMEX) under the symbol RTK. On October 26, 1995, the common stock will begin trading on the Nasdaq National Market under the symbol ROIX. Effective November 2, 1995 (subject to shareholder approval), the common stock will trade under the symbol ROIXD for an interim period to denote occurrence of the one-for-five reverse stock split.


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